August 18, 2021

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Anna Abramson
Kathleen Krebs

Re:	Comment Letter dated August 12, 2021 regarding Consensus Cloud Solutions, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted July 26, 2021
(CIK No. 0001866633)

Ladies and Gentlemen:

Consensus Cloud Solutions, Inc., a Delaware corporation (the “Company,” “Consensus,” “we” or “our”), is in receipt of the above-captioned comment letter from the Staff of the Division of Corporation Finance (the “Staff”) regarding Confidential Submission No. 2 to the Company’s Draft Registration Statement on Form 10-12B (the “Registration Statement”) that was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Second Submission”).

On behalf of the Company, we have publicly filed the Registration Statement (the “Public Filing”) to the Commission today and have provided to the Staff with a copy of the Public Filing marked against the Second Submission. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by the Company’s response.

Information Statement Summary

Industry, page 2

1.

We note the revisions you made in response to prior comment 1. Please tell us why it is appropriate to include the full $2 billion in estimated total addressable market for online fax under your healthcare interoperability estimated total addressable market, when it is clear from your registration statement that healthcare is only a portion of the online fax market. In addition, please provide disclosure to reconcile the following statements: (i) you “anticipate our expansion into interoperability solutions to increase our total addressable market from approximately $2 billion today to $11 billion by 2023” and (ii) “Healthcare interoperability is a nascent industry, with a total addressable market estimated to be over $10 billion globally (including the total addressable market for online fax),” both on page 2.

U.S. Securities and Exchange Commission

August 18, 2021

Response: We have revised the disclosure on pages 3 and 72 in response to this comment. We have revised our estimated total addressable market for healthcare interoperability to expressly exclude the online fax market.

2.	We note your response to prior comment 3. Please include the name of the Maia report and the date of the report in your disclosure.

Response: We have revised the disclosure on pages 2 and 71 of the Public Filing in response to this comment.

Risk Factors, page 11

3.

We note your response to prior comment 5. Due to the focus you place on growing your healthcare interoperability business throughout your disclosure, please provide separate risk factors addressing the challenges to developing and providing healthcare interoperability solutions as opposed to your more established and historically provided products and services. In this discussion, be sure to address the competition you will face in the industry.

Response: We have revised the disclosure on pages 12 and 13 of the Public Filing in response to this comment.

Non-GAAP Financial Measure, page 49

4.

We note your response to prior comment 6 and your revisions on pages ii, 49 and 50. You mention Adjusted EBITDA as a non-GAAP measure but only present pro forma Adjusted EBITDA. Please tell us how you considered presenting Adjusted EBITDA for the year ended December 31, 2020. Please also revise your non-GAAP disclosures to identify pro forma Adjusted EBITDA as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-X for pro forma Adjusted EBITDA

Response: We have revised the disclosure on pages ii, 48, 49, 62 and 63 of the Public Filing in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cloud Services Performance Metrics, page 53

5.	We note your response to prior comment 10. Please supplementally address the following:

•

As previously requested, please tell us if you track your cancellation rate for small and medium businesses and individual Cloud Services customers separate from enterprise Cloud Services customers. If so, please also tell us what consideration you gave to disclosing those rates separately.

•	Explain in greater detail why the payment method (credit or debit card) for small and medium businesses and individual Cloud Services customers is relevant to your calculation of cancellation rates.

•	Tell us how long your free trial periods typically last.

U.S. Securities and Exchange Commission

August 18, 2021

•

Tell us if you track cancellations for small and medium businesses and individual Cloud Services customers occurring during the free trial period and/or within the first two payment cycles. If so, explain why these are not relevant to the cancellation rates you disclose.

Response:

•

The Company does not track cancellation rates for small and medium businesses and individual Cloud Services customers separately from enterprise Cloud Services customers because the number of enterprise Cloud Services customers is currently immaterial (less than 2% of the total number of customers calculated for purposes of the cancel rate calculations), and therefore is not material to the calculation of that measure.

•

The reason the Company counts small and medium businesses and individual Cloud Services customers for cancel rate purposes after 120 days is because they generally begin using our products via a free trial and the Company therefore considers them committed customers after two billing cycles. Due to differing billing cycles for credit cards, the Company chose 120 days as a reasonable period to account for the free trial period plus two billing cycles across all these customers. While most of these customers pay by credit or debit card, the method of payment is actually less important to the analysis than the payment through two billing cycles.

•	The free trial periods offered by the Company vary depending upon the product. The average free trial periods range from seven days to one month.

•

Cancellations for small and medium businesses and individual Cloud Service customers during the free trial and two billing cycle period is not a metric that the Company considers meaningful to its business and it is therefore not one that it uses.

Revenues, page 55

6.

We note your response to prior comment 12. Please revise to more clearly describe the impact of acquisitions on your revenues for 2020 as compared to 2019. For example, you describe both an increase and a decrease in Cybersecurity revenues during the period. You also disclose increases of $9.8 million, $6.8 million and $28.7 million but it is unclear what those figures represent. Additionally, please revise to quantify the declines in cybersecurity, SMBE and B2B backup businesses and explain in greater detail what caused these declines.

Response: We have revised the disclosure on page 57 of the Public Filing in response to this comment.

Business

Our Industry, page 68

7.

We note your response to prior comment 15. Please include the name and date of the Deloitte survey in your disclosure. In addition, please explain the link between “improving routine processes” and interoperability.

Response: We have revised the disclosure on page 72 of the Public Filing in response to this comment, including to revise the information cited from the study to one that is more clearly related to healthcare interoperability.

U.S. Securities and Exchange Commission

August 18, 2021

Key Performance Indicators by Product, page 71

8.	We note your disclosure and response to prior comment 18. Please address the following:

•	how your calculation of annual ARPA provides investors with an understanding of the average monthly revenues you recognize per account associated with Consensus’ customer base;

•	whether “Average Revenue per Account” is the same as “average revenue per user” discussed on page 73;

•	how you calculate monthly churn;

•	how the rest of the key performance indicators are used to analyze your performance; and

•	how and why the key performance indicators for Consensus differ from the key performance indicators for Historical Cloud Services.

Response:

•	We have revised the disclosure on page 74 of the Public Filing in response to this comment.

•

Average Revenue Per Account and average revenue per user are different measures. Consensus will use Average Revenue Per Account in connection with the management of its business and has therefore revised references on pages 40 and 75 to average revenue per user to instead refer to Average Revenue Per Account.

•	We have revised the disclosure on page 74 of the Public Filing in response to this comment.

•	We have revised the disclosure on page 73 of the Public Filing in response to this comment.

•

Both J2 Global and Consensus are taking the opportunity to review the metrics by which they review and manage their businesses in connection with the separation. The metrics on pages 73 and 74 reflect the metrics that Consensus’ future management team considers key to managing the business following the separation.

Our Strengths, page 72

9.

In response to prior comment 19, you disclose that you calculate net enterprise customer retention as 1 minus the monthly churn rate. Please clarify that this metric does not measure the percentage of enterprise customers that you have retained each year because it is not calculated to determine how many enterprise customers at the beginning of each year were also customers at the end of each year. Explain what it measures instead.

Response: We have revised page 75 of the Public Filing to remove this sentence in response to this comment.

Executive Compensation

2020 Grants of Plan-Based Awards Table, page 85

10.

We note your response to prior comment 20. Please specifically disclose whether the named executive officers are deemed to satisfy the employment conditions of their restricted stock awards if they are employed at Consensus rather than J2 Global.

Response: We have revised the disclosure on page 88 of the Public Filing in response to this comment.

U.S. Securities and Exchange Commission

August 18, 2021

*    *     *

We appreciate the opportunity to respond to your comments. If you have any questions regarding this letter or the Public Filing, please call me at (415) 393-8322 or e-mail me at SMcdowell@gibsondunn.com.

Very truly yours,

/s/ Stewart L. McDowell

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

cc:	Vivek Shah, Chief Executive Officer of J2 Global, Inc.

R. Scott Turicchi, Chief Financial Officer of J2 Global, Inc.

Jeremy D. Rossen, Executive Vice President, General Counsel and Secretary of J2 Global, Inc.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP